February 14, 2008



VIA U.S. MAIL AND FACSIMILE

Sonya Ekart
Assistant Counsel
Lincoln Benefit Life Company
2940 South 84th Street
Lincoln, NE  68506- 4142

      RE:	Lincoln Benefit Life Company:
      Lincoln Benefit Life Variable Life Account -
TotalAccumulator
      Initial Registration Statement filed on Form N-6
      File Nos. 811-09154 and 333-148224

Dear Ms. Ekart:

      The staff reviewed the above-referenced initial registration statement, which the Commission received on December 20, 2007. We have given the registration statement a full review. Based on our review, we have the following comments (page references are to the pages in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-6).

GENERAL

1.	Please disclose to the staff whether there are any types of
guarantees or support agreements with third parties to support any of the company`s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

2.	In light of the creation of the Financial Industry Regulatory
Authority, through the consolidation of the National Association of
Securities Dealers ("NASD") and the member regulation, enforcement, and arbitration functions of the New York Stock Exchange, please revise any references to the NASD in the registration statement accordingly.

3.	Please note that the contract name on the front cover page of the prospectus must be the same as the EDGAR class identifier associated with the contract.

FACING SHEET

4.	Please provide the depositor`s telephone number, including
area
code and note that a P.O. Box has been provided as the address for its principal offices.

FRONT AND BACK COVER PAGE

5.	Please provide more detail as to the type of variable
contracts
that are being offered, e.g., group and/or individual; non-qualified and/or qualified. Item 1(a).

6.	Please include the registrant`s Investment Company Act file
number on the back cover page in accordance with Item 1(b)(4).

Also given that more than one contract is issued through the separate account, please consider including the file number under the Securities Act of 1933.

PROSPECTUS

7.	Please disclose under "7. How are my Premiums Allocated?" on page 4 and/or the fuller discussion under "Application for a Policy" on page 12 and "Allocation of Premiums" on page 13, where premiums are held when allocations are delayed due to outstanding requirements to place a policy in force or pending underwriting requirements.

Please also disclose under "7. How are my Premiums Allocated?" on page 4 and "Can I Cancel my Policy" on page 5, as you do on page 13, that initial premium payments will be allocated to the Fixed Account during the free-look period and how interest credited to the Fixed Account, as described on page 22, will be treated if a purchaser exercises his free-look right.

8.	Please disclose under "9. What are the Death Benefit
Options?"
on page 4 that death benefits may be subject to estate taxes.

9.	Fee Tables (page 8)

a.	Please revise all applicable charges provided under the
"Amount
Deducted" column of each table so that so that the higher rate precedes the lower rate.

b.	Please revise the presentation of charges to follow the order specified in Item 3.



c.	Transaction Fees Table (page 8)

i.	To help eliminate some of the prose in order to present the
charges as succinctly as possible, please delete the "Minimum and Maximum Initial Surrender Charge" in the left column.

ii.	Please revise footnote 1 to account for the applicable
surrender
charge percentage that is part of the calculation of the surrender charge amount as discussed in the last paragraph on page 32 (with example following on next page).

iii.	Please reconcile the amount of the Partial Withdrawal Service
Fee provided in the table with that provided under "Partial
Withdrawal" on page 29 and in the fuller discussion of charges on page 32.

iv.	Please make it clear that the Surrender Charge and Partial
Withdrawal Charge may be assessed simultaneously.

v.	If applicable, please disclose the range of premium taxes
pursuant to Item 3 of Form N-6.

d.	Periodic Charges Other than Fund Operating Expenses (page 7)

i.	Please disclose what the "Net Amount at Risk" is in the first row of the first column.

ii.	Please consider revising the table so that there are 2
columns
under "Amount Deducted" - one labeled Current Charges and one labeled
Maximum Guaranteed Charges. This would aid in making the tables more readily understandable.

iii.	Please round all dollar amounts and percentages to the
nearest
hundredth.  See General Instruction 1(a) to Item 3 of Form N-6.

iv.	For charges that may vary according to individual
characteristics and therefore involve a range of charges, please only provide the actual charge for one representative policy owner. It is unclear why a minimum and maximum charge is provided. Therefore, please revise all applicable amounts shown under the "Amount Deducted" column in this and the following Optional Benefit charges table accordingly. Instruction 3(b)(i) of Item 3.

v.	Please reconcile the Administrative Expense Charge provided
in
the table with that disclosed in the fuller discussion of charges on page 31.

vi.	Please reconcile footnote 3 with the Mortality and Expense
Risk
charge provided in the table.

vii.	If the Administrative Expense Charge varies based on policy
owner characteristics, please add the disclosure required by General
Instruction 3(b) to Item 3 of Form N-6. If not, please advise why you have disclosed the cost for a representative insured.

viii.	It is unclear why the guaranteed minimum charge for each
rider is not the same as the current minimum charge for each rider.
Please advise or revise.

ix.	Please include a line item disclosing the Guaranteed
Insurability rider charge for a representative insured.  See
General
Instruction 3(b) to Item 3 of Form N-6.

x.	Please replace the N/As in the "When Charge is Deducted" and
"Amount Deducted" columns for the Overloan Protection Rider with the information contained in footnote (8) and revise the preamble to the table accordingly.

10.	Safety Net Premium (page 12)

a.	The third paragraph discloses what the Safety Net Premium
amounts are for the first policy year. Please also disclose what the
Safety Net Premium amounts are for subsequent years.

b.	You state that "[i]ncreases, decreases, partial withdrawals
and
death benefit option changes may also affect the monthly Safety
Net
Premium amount." Please clarify what you mean by increases and decreases (i.e. increases and decreases in what?).

c.	Please provide examples of how the change in Safety Net
Premium
would be calculated in each of the situations mentioned in comment
(b) above and upon addition of an optional rider.

11.	Policy Value - General (page 14)

	Please remove the phrase "and we are open for business" here
and
under "Transfers," or provide the legal authority for including
it.
12.	Please clarify if there are any fees for the dollar cost
averaging or portfolio rebalancing as discussed on page 15 and whether transfers pursuant to the programs will be counted towards the free transfers allowed under the policy or subject to transfer fees (you state the latter with respect to Portfolio Rebalancing only).

13.	Trading Limitations (page 16)

a.	If applicable, please provide appropriate disclosure with
regard
to omnibus accounts as required by Item 6((f)(4)(iii).

b.	If true, please add a statement to the effect that you have
entered into the information sharing agreements with the underlying portfolios required by Rule 22c-2 of the Investment Company Act of 1940.

c.	Please disclose the potential that the portfolios will assess the redemption fees discussed under "Short Term Trading Fees" on page
15 in a footnote to the Transaction Fees table.

14.	Investment and Fixed Account Options (page 17).

a.	For consistency, please reconcile the use of "retail mutual
funds" in the paragraph preceding the fund table at the top of page
18 with ""publicly traded mutual funds" in the second paragraph following the table on page 21.

b.	Please bold or in some other way highlight the statement
about
where to obtain the portfolio prospectuses.  See Item 4(d) of Form
N-
6.

c.	Please disclose which of the investment options are fund of
funds and state that expenses of a fund of funds may be higher than a regular fund due to the two tiered level of expenses.

15.	Under "Voting Rights" on page 21, please disclose that the
effect of proportional voting is that a small number of shareholders may determine the outcome of a vote.

16.	SelectBalance Asset Allocation Program (page 22)

a.	Please provide more information as to why you refer to the
Ibbotson ETF Allocation Series Portfolios as a "program."  How, for
example, do the portfolios differ from the other investment
options
under the contract?  Can an investor allocate money into an
Ibbotson
ETF Allocation Series Portfolio without electing to participate in the program? What do you mean when you state that participation in the program may be limited if you select certain riders? Please expand your discussion.
b.	Please disclose when an investor must elect the program in
order
to participate in it.

17.	Death Benefits and Optional Insurance Riders (page 23)

      Please expand the second paragraph to name the riders which may impact the death benefit.

18.	Change to Face Amount (page 24)

      If true, please disclose that a reduction in the face amount may be subject to a partial withdrawal fee.

19.	Optional Insurance Benefits (page 24)

      Please clarify at the beginning of this section whether any of the riders are mutually exclusive, how may of the riders may be concurrently elected by a contract owner, and any negative consequences to having more than one rider in effect at the same time.

20.	Accelerated Death Benefit Rider, Terminal Illness (page 25)

      Please include the $150 administrative expense charge assessed for an accelerated benefit request in the applicable fee table.

21.	Under "Policy Loans" on page 27, please disclose the
different
impact that a loan may have on the available death benefits.

22.	Please expand the second paragraph under "Loan Repayment on
page
28 to explain the impact of the Safety Net Premium and Coverage
Guarantee rider features.

Please apply the same to the discussion under "Lapse and Restatement" beginning on page 29.

23.	Surrenders and Withdrawals (page 28)

a.	Please include examples showing: (a) the calculation of Net
Surrender Value for a contract surrendered during the first policy year, including the impact of surrender and policy charges; (b)
the
calculation of the Death Benefit, Face Amount and Net Cash
Surrender
Value of a contract subject to a partial withdrawal during the second
policy year; (c) the calculation of a Face Amount reduction due to
a
partial withdrawal occurring 12 months after a face amount
increase;
and (d) the impact of a partial surrender on rider benefits.
b.	Please disclose the impact of any riders on surrenders or
partial withdrawals.

24	Surrender Charge on Increases in Initial Face Amount (page
33)

      It is unclear what you mean when you state "[w]e do not subtract any portion of the then applicable surrender charge from a partial withdrawal." Please clarify.

25.	For clarity, please provide a subcaption for the discussion
of
the Partial Withdrawal Service Fee on page 33 as it is a distinct charge associated with the policy.

26.	Federal Taxes (page 34)

	Please confirm disclosure is fully compliant with Item 12 and its instructions.

27.	Please confirm that disclosure regarding "Legal Proceedings"
on
page 38 is current with respect to not only the registrant but also its principal underwriter and the depositor. Item 13.

28.	Please note that any variations among various jurisdictions
in
which the policy is offered and sold should be disclosed in the prospectus. For example, please disclose which states require a minimum transfer amount as disclosed under "Transfers - General"" on page 14.

29.	In the section "Illustration of Policy Values, Death
Benefits,
and Net Surrender Values" beginning on page 39, please clarify that the illustrations reflect the arithmetic averages of the expenses of all the of the portfolios and confirm that the illustrations reflect all charges deducted under the policy.

30.	Under "Where You Can Find More Information" on page 44,
please
change the last four digits of the SEC`s Public Reference Section from 2001 to 0102.

STATEMENT OF ADDITIONAL INFORMATION

31.	Please disclose the principal business address of the
independent public accounts in "Experts" and also comply with Item 17(c)(2) with regard to the registrant`s custodian.

32.	Please update table under "Distributor."

33.	Please confirm that the disclosure under "Distribution,"
complies with Item 20(c), for example, providing the exact amounts paid and the address of the applicable firms.

PART C

34.	Please note that the actuarial opinion and consent filed
herein
is not responsive to Item 26(l)(3).

35.	The filing is an initial registration statement. Please
revise
the signature narrative accordingly.

36.	Representations

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant`s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

*****************************************

	Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement.
If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

	Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

	If you have any questions, you are welcome to call me at
(202)
551-6767. Mail or deliveries should include reference to Mail Stop 4644 and should include all nine digits of the following zip code:
20549-4644. My facsimile number is (202) 772-9285.



							Sincerely,


							Sonny Oh
							Staff Attorney
							Office of Insurance Products
Sonya Ekart
Assistant Counsel
Lincoln Benefit Life Company
February 14, 2008
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